January 29, 2020

Peter Salzmann, M.D.
Chief Executive Officer
Immunovant, Inc.
320 West 37th Street
New York, NY 10018

       Re: Immunovant, Inc.
           Registration Statement on Form S-1
           Filed January 17, 2020
           File No. 333-235975

Dear Dr. Salzmann:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed January 17, 2020

General

1. With reference to the shares held by Roivant Sciences Ltd., we note that Roivant is identified throughout the registration statement as your "parent" company and your
       "controlling stockholder." Given this relationship, you are not permitted to rely on
       Securities Act Rule 415(a)(1)(i) to register the shares because this provision excludes securities offered by "a person of which the registrant is a subsidiary." Accordingly, please amend your registration statement to remove the Roivant shares. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations,
       Question 212.15.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Salzmann, M.D.
Immunovant, Inc.
January 29, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNamePeter Salzmann, M.D.
                                                           Division of
Corporation Finance
Comapany NameImmunovant, Inc.
                                                           Office of Life
Sciences
January 29, 2020 Page 2
cc:       Alison A. Haggerty, Esq.
FirstName LastName